BEEKMAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beekman Securities, Inc., (the "Company"), was incorporated September 1990 and is registered broker dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to regulation by the United States Securities and Exchange Commission and FINRA. The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company was formed to assist its clients in arranging financing for affordable housing and healthcare projects.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligation by transferring the promised services to the customers. The performance obligation satisfied at a point in time is recognized at the point in time the Company determines the customer obtains control over the promised service. The majority of the Company's performance obligations are satisfied at a point in time.

For the performance obligation related to the Company serving as an underwriter, control of those bonds transfers to the customer at a point in time. The Company's principal terms of sale are due upon the trade date of the bonds.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates and Accounting Basis

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC') up to $250,000. As of December 31, 2021, the cash balance did not exceed the FDIC limits.

Note 3 – Capital Transactions

No additional working capital loans were outstanding as of December 31, 2022.

Note 4 – Leases

The Company leases office space on a month to month basis under an operating agreement. As such, the Company has elected the practical expedient for short term leases under ASU-2016-02 and therefore there is no right of use asset or liability recognized on the balance sheet as of December 31, 2022. For the year ended December 31, 2021, rent expense amounted to $19,410.

Note 5 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $6,118 which exceeded the required minimum net capital by $1,118. Aggregate indebtedness at December 31, 2021 totaled $709 and the ratio of aggregate indebtedness to net capital was .306.

Note 6 – Legal Matters

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of the Company. As of December 31, 2022, there is no current legal matter.

Note 7– Subsequent Events

The Company has evaluated subsequent events through February 28, 2023, the date the financial statements were available for issuance.